UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31040 / May 6, 2014

_____

In the Matter of

IVY FUNDS
IVY INVESTMENT MANAGEMENT COMPANY
WADDELL & REED ADVISORS FUNDS
IVY FUNDS VARIABLE INSURANCE PORTFOLIOS
WADDELL & REED INVESTMENT MANAGEMENT COMPANY
6300 Lamar Avenue
Overland Park, KS 66202

(File No. 812-14210)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2
UNDER THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

Ivy Funds, et al. filed an application on September 10, 2013, and amendments to the application
on January 24, 2014 and April 3, 2014, requesting an order under section 6(c) of the Investment
Company Act of 1940 (the "Act") exempting applicants from section 15(a) of the Act and rule
18f-2 under the Act, as well as from certain disclosure requirements. The order permits
applicants to enter into and materially amend subadvisory agreements without shareholder
approval and also grants relief from certain disclosure requirements.

On April 10, 2014, a notice of the filing of the application was issued (Investment Company Act
Release No. 31013). The notice gave interested persons an opportunity to request a hearing and
stated that an order granting the application would be issued unless a hearing was ordered. No
request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by
Ivy Funds, et al. (File No. 812-14210) is granted, effective immediately, subject to the conditions
contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary